UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42181

DirectBooking Technology Co., Ltd.

(Registrant’s Name)

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Termination of Previous Memorandum of Understanding and Security Purchase Agreement

As DirectBooking Technology Co., Ltd. (the “Company”) previously reported in a Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on August 19, 2025, the Company entered into a Memorandum of Understanding (the “MOU”), dated August 18, 2025. Pursuant to the MOU, on November 11, 2025, the Company entered into a securities purchase agreement (the “SPA”) for the purchase of 49% of the total issued shares of China Wangmao Liquor Industry Group Co., Limited (“China Wangmao”). The Company paid the purchase price of approximately US$12.7 million in or about December 2025 in accordance with the terms of the SPA. However, due to commercial considerations and unforeseen events, the Company has not yet received any shares of China Wangmao.

Following friendly negotiations, the Company and China Wangmao have agreed to terminate the SPA. The Company delivered a written notice of termination of the SPA, dated August 11, 2026, to China Wangmao pursuant to the terms and conditions thereof. In a spirit of goodwill, China Wangmao has agreed to compensate the Company by paying interest on the purchase price at an annual rate of 5.25% for the period during which it held the purchase price.

EXHIBIT INDEX

Exhibit	Description
10.1	Termination Notice dated August 11, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIRECTBOOKING TECHNOLOGY CO., LTD.

Date: August 11, 2026	By:	/s/ Tan Yu
	Name:	Tan Yu
	Title:	Chief Executive Officer, Chairman of the Board and Director

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